PolarityTE, Inc.

1960 S. 4250 West

Salt Lake City, UT 84104

June 8, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Washington, D.C. 20549

Attention:	Joseph McCann
Lauren Hamill

Re:	PolarityTE, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-267887
Initially Filed on October 14, 2022

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PolarityTE, Inc. (the “Company”), hereby respectfully requests the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-267887) together with all exhibits thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with an offering at this time. The Company confirms that the Registration Statement has not been declared effective, and that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company respectfully requests that the Securities and Exchange Commission (the “Commission”) issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to David Marx of Dorsey & Whitney LLP, via email at marx.david@dorsey.com.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

* * *

Please direct any questions or comments concerning this request for withdrawal to David Marx of Dorsey & Whitney LLP at (801) 933-7363 or to Dan Lyman of Dorsey & Whitney LLP at (801) 933-4028.

Thank you for your assistance.

Sincerely,

/s/ Richard Hague
Richard Hague
Chief Executive Officer